EXHIBIT 12.1

REDBACK NETWORKS INC.

Computation of Ratio of Earnings to Fixed Charges

Pursuant to Item 503

Regulation S-K

(in thousands)

	Year ended December 31,
	2005	2004	2003	2002	2001
Net loss	$(21,976)	$(552,999)	$(118,849)	$(186,924)	$(4,117,974)
Interest	6	55	17,653	19,713	27,091
Amortization of interest expense related to warrants issued	1,596	1,915	19	45	177
Amortization of deferred financing costs	—	—	1,604	2,003	1,782
Lease rental expense representative of interest (1)	938	1,059	2,500	3,001	5,500

Net loss before fixed charges	(19,436)	(549,970)	(97,073)	(162,162)	(4,083,424)
Less: fixed charges
Interest	(6)	(55)	(17,653)	(19,713)	(27,091)
Amortization of interest expense related to warrants issued	(1,596)	(1,915)	(19)	(45)	(177)
Amortization of deferred financing costs	—	—	(1,604)	(2,003)	(1,782)
Lease rental expense representative of interest (1)	(938)	(1,059)	(2,500)	(3,001)	(5,500)

Total fixed charges	(2,540)	(3,029)	(21,776)	(24,762)	(34,550)

Net loss	$(21,976)	$(552,999)	$(118,849)	$(186,924)	$(4,117,974)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Deficiency in earnings	$(21,976)	$(552,999)	$(118,849)	$(186,924)	$(4,117,974)

(1)	Calculated as one-third of rental expense, which is a reasonable approximation of the interest factor.